September 29, 2009

Via U.S. Mail and Facsimile (856-848-0937)

Robert P. van der Merwe
Chairman of the Board of Directors, President and Chief Executive Officer
Checkpoint Systems, Inc.
101 Wolf Drive, PO Box 188
Thorofare, New Jersey 08086

> **Re:    Checkpoint Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2008**
> **Filed February 26, 2009**
> **Form 8-K, filed May 7, 2009**
> **File No. 1-11257**

Dear Mr. van der Merwe:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments.  Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues.  At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure.  Please be as detailed as necessary in your response.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You refer in Exhibit 99.1 to the Form 8-K filed on May 7, 2008, to "a provision established for a distributor in Iran."  In addition, you state on your website that you have a designated distributor for the "Middle East/Africa" region, and you specifically identify Syria as one of the countries you serve in that region.  Iran and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with Iran and Syria.  Please describe to us the nature and extent of your past, current, and anticipated operations in, or other contacts with, Iran and Syria, whether through

subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, materials, components, equipment, technology, or services you have provided to Iran and Syria, directly or indirectly, and discuss any agreements, commercial arrangements, or other contacts you have had with the governments of Iran and Syria or entities controlled by those governments.

2. You state on page 36 of the Form 10-K that your revenues related to electronic article surveillance hardware products declined in Latin America for 2008 compared to 2007. Latin America is a regional reference that can be understood to encompass Cuba, which is also identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and asset controls. We note that the Form 10-K does not include disclosure regarding any contacts with Cuba. Please describe to us any contacts with Cuba, whether direct or indirect. With respect to any such contacts, provide the same type of information requested in the foregoing comment regarding contacts with Iran and Syria.

3. Please discuss the materiality of any contacts with Iran, Syria, and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Iran, Syria, and Cuba for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that do business with Iran, Syria, and Cuba.

\* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Robert P. van der Merwe
Checkpoint Systems, Inc.
September 29, 2009
Page 3

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please understand that we may have additional comments after we review your response to our comments.  Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review.  You may also contact me at (202) 551-3470.

                       Sincerely,

                       Cecilia Blye, Chief
                       Office of Global Security Risk

cc:    Larry Spirgel
       Assistant Director
       Division of Corporation Finance